July 7, 2025

Alexandra Hoffman
Chief Executive Officer
SWOL Holdings Inc.
6538 Collins Avenue
Suite 344
Miami Beach FL 33141

       Re: SWOL Holdings Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted on June 23, 2025
           CIK No. 0002054459
Dear Alexandra Hoffman:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 22, 2025 letter.

Draft Registration Statement Amendment on Form S-1 filed June 23, 2025
Our Company
Overview, page 1

1. We note your response to our prior comment number 2 and it is unclear how your proposed "purchase order based model" represents a business. Please refer to ASC
       805-10-55-3A through 55-6 and 805-10-55-8 through 55-9 and provide us with your analysis that supports your conclusion that the proposed operations of SWOL
       Holdings is a business. It is unclear what inputs, processes and outputs will be
 July 7, 2025
Page 2

       present in SWOL Holdings.
LQR Ownership and Our Separation from LQR, page 7

2. We note your response to our prior comment number 3 and we reissue the comment in its entirety. Please provide the required pro forma financial information as contemplated in Rules 11-02(a) and 11-01(a)(7) of Regulation S-X or tell us why this guidance is not applicable. We note disclosure in your filing which states cost allocations for your carve our financial statements were based using "normalized relative revenue metrics". It is unclear what this method means and how it represents a systematic and rational basis. The text of our prior comment is as follows:

       "We note your disclosure on page 7 refers readers to your "unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus". We are unable to locate the referenced pro forma financial information in your document. Refer to Rule 11-02(a) of regulation S-X and the instructions thereto for guidance and provide required pro forma financial information with your next amendment. Please ensure the notes to your pro forma information are sufficiently robust and clear regarding how you arrived at the carved out financial information presented in your audited financial statements."
Business, page 49

3. We note your response to prior comment 6. We note your disclosure that the company has received a significant purchase order from Access Fulfillment. Please clarify the terms of your agreement with Access Fulfillment, including your timeline for delivery.

4.     We note your disclosure that your "product is stored in LCBO warehouses
and
       distributed through OTE   s network upon arrival." We also note your
disclosure your
       "product is not yet available for sale in LCBO retail stores." Please clarify whether you have sold your product to OTE to date. Please provide intended timeline for sales in LCBO retail stores.
General, page F-1

5. We note your response to our prior comment number 12 and continue to note that your revenues are not labeled as "related party" on the face of your interim and annual
       Carve-out Statements of Operations. Please refer to Rule 4-08(k) of Regulation S-X and modify your presentation accordingly. We note elsewhere in you related party disclosures that 100% of your revenues are derived from sales to CWS.
Note 2: Basis of presentation, page F-17

6. We note your response to our prior comment number 14 and we reissue the comment in its entirety. The text of our prior comment is provided below:

       "We note that you have not filed your Contribution Agreement. However, on page 7, we note your disclosure that consideration to LQR includes the transfer of assets and an undisclosed amount of shares of Common Stock, representing an undisclosed
 July 7, 2025
Page 3

       ownership percentage of SWOL. Tell us and revise your disclosures throughout to describe specifically, the distribution and allocation of shares to LQR. Additionally, tell us how you determined that this transaction qualifies as a spin-off transaction under ASC 505-60. Tell us the authoritative accounting literature upon which you are relying in making this determination and describe how stipulations in the Contribution
       Agreement were factored in to your conclusion."
Financial Statements
Note 4: Summary of Significant Accounting Policies Revenue recognition,
SWOL Holdings Model, page F-19

7. We note your response to our prior comment number 16 and your expanded disclosure. It remains unclear how SWOL Holdings will generate revenue.
You
       state that LQR previously was entitled to receive payment of all related costs plus a markup for each bottle sold to its related party distributor, Country Wine & Spirits.
        Please state if true, that the SWOL Holdings model will entail the same cost plus markup terms or otherwise explain how the sales terms will be different under the
       SWOL Holdings model. This comment applies to both your interim and annual financial statements.
General

8. We note that you checked the Rule 415 box on the cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise accordingly.
9.     Please disclose the tax consequences of the spin-off.
       Please contact Kevin Stertzel at 202-551-3723 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing